SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


FORM 6-K


Report of Foreign Issuer Pursuant to Rules 13a-16 and 15d-16 under The Securities Exchange Act of 1934

Exact name of registrant as specified in its charter:
----------------------------------------------------

Koninklijke Ahold N.V.


Registrant's name in English
----------------------------

Royal Ahold


Jurisdiction of organisation
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The Kingdom of The Netherlands


Address of principal executive offices
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Albert Heijnweg 1, P.O. Box 3050, 1500 HB Zaandam, The Netherlands
Telephone:  international +31 75 659 5604
Fax:        international +31 75 659 8366

Commission File Number
----------------------
0-18898

Date:
----
January 7, 2003

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SIGNATURES

Pursuant to the requirements of the Secruities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Koninklijke Ahold N.V.


/s/ C.H. van der Hoeven
----------------------------
C.H. van der Hoeven
President




This Form 6-K shall be deemed to be incorporated by reference into the prospectuses formingt a part of the Company's Registration Statement on Form F-3 and Form S-3 (No. 333-52934, No. 333-52934-01 No. 333-80245 and No.
333-80245-01) and the Company's Registration Statement on Form S-8 (No. 333-10044, No. 333-09774 and No. 333-70636 and be a part of such prospectuses from the date of the filing thereof.

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LIST OF EXHIBITS
----------------

The following exhibits have been filed as part of this Form 6-K

Exhibit         Description

1.              Ahold 2002 sales rise 9.2% to Euro 72.7 billion